

Mail Stop 3030

May 19, 2009

Via U S Mail and FAX [(713) 465-1080]

Frank Neukomm, Chief Executive Officer
American Security Resources Corporation
19 Briar Hollow Lane, Suite 125
Houston, Texas 77027

> **Re: American Security Resources Corporation**
> **Form 8-K for Item 4.01**
> **Filed May 18, 2009**
> **File No. 000-27419**

Dear Mr. Neukomm:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

<u>Form 8-K Filed May 18, 2009</u>

1. In an amendment, please expand to present all applicable disclosures required by
    Item 304 of Regulation S-K. Please clarify the periods audited and/or reviewed
    by Mr. Thomas per Item 304(a)(1), and whether he issued an audit report on any
    period. State whether or not there were any disagreements as in Item
    304(a)(1)(iv). Clarify whether any of the events listed in Item 304 (a)(1)(v)
    occurred.

2. Include the accountant's letter from Mr. Thomas in Exhibit 16 stating his
    agreement or disagreement with the disclosures made in the amended 8-K, as
    required by Item 304(a)(3) of Regulation S-K.

       Please file your response and amendment via EDGAR in response to these
comments within 5 business days after the date of this letter. Please contact the staff
immediately if you require longer than 5 business days to respond.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the registrant and its
management are in possession of all facts relating to a registrant's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the
  disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments
  do not foreclose the Commission from taking any action with respect to
  the filing; and
- the registrant may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant